Exhibit 2.2

Translation from French for Information Purposes Only

SHAREHOLDERS’ AGREEMENT
OF SANOFI-SYNTHELABO

BY AND BETWEEN:

ELF-AQUITAINE, a French société anonyme whose share capital is €2,202,843,208, registered with the Registry of Commerce and Companies of Nanterre under number B 552 120 784, whose registered office is located at Tour ELF, 2 place de la Coupole, La Défense 6, 92400 Courbevoie, represented by Philippe JAFFRE, acting as Chairman of the Board of Directors,

(hereinafter “ELF-AQUITAINE”)

VALORISATION ET GESTION FINANCIERE, a French société anonyme whose share capital is 1,000,000 Francs, registered with the Registry of Commerce and Companies of Nanterre under number B 388 836 348, whose registered office is located at Tour ELF, 2 place de la Coupole, La Défense 6, 92400 Courbevoie, represented by Jean-Claude DIEP, acting as Chairman of the Board of Directors,

(hereinafter “VGF”)

(ELF-AQUITAINE and VGF are hereinafter collectively referred to as the “ELF-AQUITAINE Group”)

ON THE ONE HAND

AND

L’OREAL, a French société anonyme whose share capital is 676,062,160 Francs, registered with the Registry of Commerce and Companies of Paris under number B 632 012 100, whose registered office is located at 14 rue Royale, 75008 Paris, represented by Lindsay OWEN JONES, acting as Chairman of the Board of Directors,

(hereinafter “L’OREAL”)

ON THE OTHER HAND,

(hereinafter individually referred to as a “Party” and collectively as the “Parties”)

WHEREAS:

At the close of the merger-absorption of SYNTHELABO and SANOFI by SANOFI-SYNTHELABO, the ELF-AQUITAINE Group and L’OREAL will be shareholders of SANOFI-SYNTHELABO, the ELF-AQUITAINE Group holding 35.3 % of the capital and approximately 45% of the voting rights, and L’OREAL holding 19.5 % of the capital and approximately 25% of the voting rights.

Prior to the merger-absorption of SANOFI and SYNTHELABO by SANOFI-SYNTHELABO, the extraordinary general shareholders’ meetings of SANOFI-SYNTHELABO, SYNTHELABO and SANOFI will have modified their respective by-laws in order to provide for double voting rights, immediately applicable both to those shareholders of SANOFI-SYNTHELABO and to those former shareholders of SYNTHELABO and of SANOFI who have held their Securities in registered form for more than two years.

The Parties wish to structure their relationship in their capacity as shareholders of SANOFI-SYNTHELABO (hereinafter the “Company”) in order to exercise a joint policy vis-à-vis the Company and declare that they are acting in concert pursuant to Article 356-1-3 of French Law n˚66-537 of July 24, 1966.

IT HAS BEEN AGREED AS FOLLOWS:

ARTICLE 1.   DEFINITIONS

1.1	For the purposes of this Agreement (including Appendix 1 hereto), the terms “Security/Securities” shall mean: shares (including preferred shares, non-voting preferred shares, i.e. actions à dividende prioritaire sans droit de vote, and shares with double voting rights); investment certificates and voting right certificates; other transferable securities giving rights through conversion, exchange, reimbursement, presentation of a warrant, exercise, or any other means; to the granting at any time or at a fixed date of securities representing a portion of the capital or voting rights of the Company; and all rights that may arise from such shares or securities, such as preferred subscription rights or rights of attribution that are separable from such shares or securities.
1.2	For the purposes of this Agreement, the term “Covered Security/Securities” (Titres Pactés) shall mean (A) all the Securities of the Company held by L’OREAL at the end of the vote for the merger-absorption of SYNTHELABO and SANOFI by SANOFI-SYNTHELABO made by their respective extraordinary general shareholders’ meetings corresponding on that date to 35,558,772 shares before division of the nominal value of the shares, i.e. 19.5% of the capital and approximately 25% of the voting rights of the Company, or those Securities that L’OREAL would hold after any acquisitions, subscriptions or subsequent attributions resulting from the Securities referred to above, and (B) Securities in the Company held by the ELF-AQUITAINE Group at the end of the vote for merger-absorption of SYNTHELABO and SANOFI by SANOFI-SYNTHELABO made by their respective extraordinary general shareholders’ meetings corresponding to 35,558,772 shares before division of the nominal value of the shares, i.e. 19.5% of the capital and approximately 25% of the voting rights of the Company, and the Securities that the ELF-AQUITAINE Group would hold after any acquisitions, subscriptions or subsequent attributions resulting from the Securities referred to above.
1.3	For the purposes of this Agreement, the term “Free Security/Securities” shall mean the Securities held by the ELF-AQUITAINE Group or that the ELF-AQUITAINE Group holds, other than the Covered Securities.
1.4	For the purposes hereof, the term “Transfer(s)” shall mean all transactions whose direct or indirect effect is to transfer to a legal entity or an individual other than a Party, through any legal method whatsoever, with or without consideration, temporarily or definitively, the ownership, a portion of the right of ownership (un droit de propriété démembré) or the mere use of Securities. Such transactions include, in particular, and without limitation, trading on the stock market or outside the stock market, public or private sale, contribution in an exchange offer, tender offer or exchange tender offer, exchange, investing capital, including capital invested in a partnership, merger, spin-off, or any assimilated transaction, gift, transfer of a portion of the property right [usufruct] (nue propriété or usufruit), loan of Securities, creation of a guarantee, sleeping partnership, etc... of all or part of the Securities. The Party transferring the ownership of Securities in the context of a Transfer shall hereinafter be referred to as the “Transferor,” and the term “Transferee” shall mean the person who acquires the ownership of the Securities in the context of a Transfer.
ARTICLE 2. INALIENABILITY
2.1	Subject to the provisions of paragraphs 2.2 through 2.6 below, each of the Parties undertakes, for the term of this Agreement and as from its effective date, not to make, at one or several times, any Transfer of Covered Securities.
2.2	Notwithstanding the provisions of Article 2.1 above, the Parties may, in the case of a tender offer held admissible for the Company’s capital, and as from the date of publication of the admissibility notice, make a Transfer of Covered Securities they each may hold, in the context of a contribution to the offer or any competing or counter-offer, provided that the Parties have agreed in writing prior to such Transfer, to contribute their Covered Securities together to the offer or to any competing or counter-offer.
However, if the Parties do not agree to contribute their Covered Securities together to the offer or any competing offer or counter-offer, either of the Parties may, provided that it has previously obtained the written consent of the other Party, contribute all of its Covered Securities to the offer or any competing offer or counter-offer. In that case, the other Party will have a preemption right with respect to the Covered Securities that may be contributed to the offer or any competing offer or counter-offer, provided that it has, at the time of the consent given to the Party wishing to contribute to the offer, indicated the number of Covered Securities for which it plans to exercise its preemption right. This preemption right will be exercisable under the conditions provided for in paragraph 3 of Appendix 1 to this Agreement.
2.3	Transfers of Covered Securities made by each Party to subsidiaries it directly or indirectly wholly controls (100%), to the extent possible, and in any event in which it has at least a ninety-five percent (95%) interest (hereinafter a “Subsidiary”) shall not be subject to the inalienability commitment provided for above, provided that (i) the Subsidiary has, previous to the Transfer, signed a copy of this Agreement and confirmed its adherence to all the provisions of this Agreement and that such signed copy and confirmation have been delivered to the other Party, (ii) the Transferor guarantees compliance with the provisions of this Agreement by the Subsidiary and (iii) the Transferor undertakes to repurchase the Covered Securities so Transferred prior to any reduction of its control below the threshold of 95%.
2.4	Transfers of Covered Securities in favor of an individual designated as director of the Company by the ELF-AQUITAINE Group or L’OREAL shall not be subject to the inalienability commitment provided for above, up to the number of directors’ shares required by the by-laws or determined by the Company’s Board of Directors.
2.5	Transfers of Covered Securities that would only involve a cumulated number of Covered Securities in the Company at most equal to 0.5% of the capital or voting rights of the Company, assessed over any period of twelve (12) consecutive months, shall not be subject to the inalienability commitment provided for above.
2.6	Similarly, Transfers of Covered Securities carried out in accordance with the provisions of Articles 8.3 and 8.5 of this Agreement shall not be subject to the inalienability commitment provided for above. In the event that a Party should increase its interest or cause the combined interests of the Parties to increase and that such increase results in exceeding a threshold that would create an obligation to file a proposed tender offer pursuant to stock exchange regulations in force, these provisions require the immediate return to the market of the number of Covered Securities that cause such a threshold to be exceeded.
ARTICLE 3. PREEMPTION RIGHT
3.1	During the term of this Agreement the Parties mutually grant to each other under the terms and conditions set forth in Appendix 1, a preemption right applicable to any Transfer of Covered Securities to a third party.
3.2	Transfers of Covered Securities carried out in accordance with and pursuant to the provisions of Articles 2.3 through 2.6, with the exception of 2.5, above, shall be excluded from the preemption right.
ARTICLE 4. INFORMATION REGARDING SHARE TRANSFER, ACQUISITION AND REGISTRATION
4.1	Each of the Parties undertakes to notify the other Party within two (2) business days of the completion of any direct or indirect acquisition (by persons deemed to act in concert with said Party within the meaning of Article 356-1-3 of the French Law of July 24, 1966) and any Transfer of Securities of the Company.
4.2	Each of the Parties undertakes to keep the Covered Securities under registered form during the term of this Agreement.
ARTICLE 5. COMPOSITION OF THE BOARD OF DIRECTORS
5.1	The Parties agree to ensure that the Company’s Board of Directors, at the time of the final completion of the merger-absorption of SYNTHELABO and SANOFI by SANOFI-SYNTHELABO and throughout the term of this Agreement, shall be formed according to the terms and conditions provided for in the following paragraphs:
5.1.1	When the equity interest of the ELF-AQUITAINE Group in the Company is greater than that of L’OREAL in an amount at least equal to three percent (3%) of the Company’s capital, the Company’s Board of Directors shall be composed of twelve (12) directors, allocated as follows:
a)	four (4) directors chosen from candidates proposed by the ELF-AQUITAINE Group;

b)	three (3) directors chosen from candidates proposed by L’OREAL;
c)	two (2) directors who must exercise operational duties in the Company, chosen by agreement between the ELF-AQUITAINE Group and L’OREAL;
d)	three (3) directors chosen by agreement between the ELF-AQUITAINE Group and L’OREAL from candidates independent from the ELF-AQUITAINE Group and L’OREAL.
5.1.2	When the equity interest of the ELF-AQUITAINE Group in the Company is no longer greater than that of L’OREAL in an amount at least equal to three percent (3%) of the Company’s capital, the Company’s Board of Directors shall be composed of eleven (11) directors, allocated as follows:
a)	three (3) directors chosen from candidates proposed by the ELF-AQUITAINE Group;
b)	three (3) directors chosen from candidates proposed by L’OREAL;
c)	two (2) directors who must exercise operational duties in the Company, chosen by agreement between the ELF-AQUITAINE Group and L’OREAL;
d)	three (3) directors chosen by agreement between the ELF-AQUITAINE Group and L’OREAL from candidates independent from the ELF-AQUITAINE Group and L’OREAL.
5.2	The Parties consequently commit to modify the composition of the Board of Directors as soon as a change in the difference between the interest of the ELF-AQUITAINE Group and that of L’OREAL in the Company would make such a modification necessary pursuant to the provisions of paragraphs 5.1.1 and 5.1.2 above.
For this purpose, the composition of the Board of Directors shall be modified either by resignation of one of the directors, or by appointment of a new director, as the case may be, at the time of the first meeting of the Board of Directors or the first shareholders’ meeting, as the case may be, following the date on which the obligation to modify the Board of Directors pursuant to the provisions of paragraphs 5.1.1 and 5.1.2 above arises.
5.3	In the case of the resignation or incapacity of a director, such director shall be replaced promptly by a new director appointed in the same manner as the director resigning or incapable of performing his or her functions.
ARTICLE 6. CONSULTATION CLAUSE
6.1	The Parties undertake to consult each other before any shareholders’ meeting of the Company and to cause their representatives in the Board of Directors of the Company to consult each other prior to any meeting of the Board of Directors in order to establish a joint position on the issues included in the agenda of those corporate bodies. Such consultation may, should the parties agree, give rise to a commitment of the Parties not to modify their vote or the vote of their representatives between the date of the consultation and the date of the shareholders’ meeting or the Board of Directors’ meeting.
6.2	Furthermore, the Parties will consult each other independent of the shareholders’ meetings and the Board of Directors meetings regarding all significant decisions generally implicating the future prospects of the Company, in order to establish a common general policy for these decisions.
ARTICLE 7. DILUTION CLAUSE
7.1	The Parties acknowledge that the possibility for each of them to operate an accounting consolidation of their interests in the Company, and the continuing possibility of accounting consolidation, are the fundamental elements that have conditioned the completion of the merger-absorption of SANOFI and SYNTHELABO by SANOFI-SYNTHELABO.
7.2	Consequently, the Parties undertake and agree that any transaction that may result in either of the Parties decreasing its equity interest or voting rights in the Company, as such a transaction would have the effect of preventing either of the Parties from carrying on any accounting consolidation of its interest in SANOFI-SYNTHELABO, may only be carried out with the unanimous written consent of the Parties.
7.3	The procedures for an assessment of the consequences of a transaction on the accounting consolidation of each of the Parties’ interests in the Company and governing the conduct of their discussions are attached as Appendix 2 to this Agreement.
ARTICLE 8. THRESHOLDS
8.1	The Parties acknowledge and agree that pursuant to the applicable stock exchange regulations and because the Parties have declared that they are acting in concert pursuant to the provisions of Article 356-1-3 of French Law n˚66-537 of July 24, 1966, any potential exceeding of the thresholds for their interests in the Company are and will be assessed both in view of the interest held by each of them in the Company, and of their combined interest.
Consequently, the Parties undertake that neither their respective interests (including that of all persons deemed to be acting in concert with each of them (pursuant to Article 356-1-3 of the French Law of July 24, 1966) and that of Subsidiaries (as defined in paragraph 2.3 above) to whom they may have Transferred Covered Securities in accordance with the provisions of Article 2.3 hereof), nor their combined interest shall increase (i) in a proportion greater than, or equal to, two percent (2%) of the total amount of equity interest or voting rights of the Company, assessed over any period of twelve consecutive months or (ii) in a proportion that would result in an obligation to file a tender offer for the Company’s capital in accordance with applicable stock exchange regulations.
8.2	Each of the Parties agrees not to enter into any agreement or, more generally, not to place itself in any situation whatsoever that could or would result in its being declared in concert with a third party other than the other Party and other than the persons deemed to be acting in concert with it pursuant to Article 356-1-3 of the French Law of July 24, 1966.
8.3	In the event that, in breach of the provisions of the commitment provided for in paragraph 8.1 above, either of the Parties should increase its interest in the Company or cause the combined interest of the Parties in the Company to increase (i) in a proportion greater than, or equal to, two percent (2%) of the total amount of equity interest or voting rights of the Company, assessed over any period of twelve consecutive months, or (ii) in a proportion that would result in the obligation to file a tender offer for the capital of the Company pursuant to the applicable stock exchange regulations, said Party undertakes to immediately return to the market the quantity of Securities that cause such a threshold to be exceeded.
8.4	In the event that the Party that caused the two percent (2%) threshold, or any threshold leading to the obligation to file a tender offer for the capital of the Company to be exceeded, shall not, contrary to the obligation described in the previous paragraphs, return to the market the quantity of Securities that cause such a threshold to be exceeded, and in the event that the Conseil des Marchés Financiers does not grant the benefit of an exemption to the obligation to file a proposed tender offer, said Party shall bear all consequences arising out of the breach of the provisions of this Article alone, in particular those resulting from the application of the stock exchange regulations.
8.5	If the breach by either of the Parties of the commitment provided for in paragraph 8.1 above results from a lack of information provided by the other Party under the terms of paragraph 4.1 above, then the Party responsible for the lack of information shall, within ten (10) days, Transfer the quantity of Covered Securities that it should have returned to the market in accordance with the provisions of paragraph 8.3 above to the Party having increased its interest in violation of the provisions of paragraph 8.1 as a result of the lack of information.
8.6	The Parties acknowledge that, according to the decision of the Conseil des Marchés Financiers dated November 27, 1998, the Transfer by the ELF-AQUITAINE Group of Free Securities and/or Covered Securities in the context of the provisions of paragraph 2.5 above does not create an obligation to file a tender offer for the capital of the Company. However, the Conseil des Marchés Financiers reserved to itself the possibility of ruling, when necessary, in the case of acquisition of Securities by L’OREAL (including in the context of the exercise of its preemption right) where the equity interest of L’OREAL in the Company’s capital or voting rights would become greater than that of the ELF-AQUITAINE Group. In the event that L’OREAL should perform such an acquisition of Securities leading to the obligation to file a tender offer for the capital of the Company and where the Conseil des Marchés Financiers should not grant an exemption to such obligation, L’OREAL alone shall bear all consequences arising from the acquisition, in particular those resulting from the application of the stock exchange regulations.

ARTICLE 9.   FREE SECURITIES

9.1	The Transfer of Free Securities by the ELF-AQUITAINE Group is made freely, subject only to the provisions of this Article.
9.2	If a Transfer of Free Securities is carried out by the ELF-AQUITAINE Group by mutual agreement to an identified Transferee, (i) the ELF-AQUITAINE Group undertakes to ensure that the principal activity of that Transferee is not an activity directly competing with that of the Company or L’OREAL, and (ii) the ELF-AQUITAINE Group shall obtain a statement from that Transferee indicating that the Transferee will not, at the close of the Transfer(s), hold an interest greater than five percent (5%) of the capital or voting rights of the Company. If the Transferee does not meet either of the two conditions referred to above, the Transfer may occur only with the prior consent of L’OREAL.
9.3	If a Transfer of Free Securities is carried out through a block trade or block placement by one or several investment service providers in charge of placing the block of Free Securities with investors unknown to the ELF-AQUITAINE Group, then the ELF-AQUITAINE Group shall make its best efforts in order that said investment service provider(s) do/does not Transfer, to the extent possible and to the best of its (their) knowledge, the Free Securities to any institutional investor(s) whose principal activity/activities directly compete(s) with that of the Company or L’OREAL, and who would hold, at the close of the placement, an interest greater than five percent (5%) of the capital or voting rights of the Company.

ARTICLE 10. OWNERSHIP OF THE COVERED SECURITIES

     The Parties represent and warrant that they have full ownership of the Covered Securities, which are free from any rights, sureties, pledge, options, promises or third party rights whatsoever, and undertake not to undertake any separation or dilution (démembrement) of the property rights to the Covered Securities.

ARTICLE 11.   EFFECTIVE DATE – TERM – RENEWAL

11.1	This Agreement shall be effective at the close of the vote of the extraordinary shareholders’ meetings of SANOFI, SYNTHELABO and SANOFI-SYNTHELABO approving the merger-absorption of SANOFI and SYNTHELABO by SANOFI-SYNTHELABO.
11.2	This Agreement shall be entered into for an initial term of six (6) years beginning December 2, 1998 and will be renewed by tacit agreement for an indefinite term, unless it is terminated by either of the Parties no later than December 2, 2003. After the sixth year and subject to compliance with a prior notice period of one (1) year, this Agreement may be terminated at any time by notice made by either of the Parties to the other Party.
Notwithstanding the provisions of the previous paragraph, in case of termination of this Agreement by either of the Parties, each of the Parties undertakes, for an additional period of three (3) years as from the termination of the Agreement, to inform the other Party of any proposed Transfer of Securities of the Company relating to a number of Securities greater than, or equal to, 1% of the Company’s capital, at least two (2) months before the date of completion of the proposed Transfer.
11.3	Notwithstanding the provisions of paragraph 11.2 above, each of the Parties may also notify the other Party of the immediate termination of this Agreement as soon as the other Party holds an interest of less than five percent (5%) of the capital of the Company. The effective date of the termination will then be the notification date as defined in Article 12.2 of this Agreement.
In the case of a tender offer held admissible for the capital of ELF-AQUITAINE and for which the Board of Directors of ELF-AQUITAINE do not recommend the contribution of its Securities:

(a)	the ELF-AQUITAINE Group may, at any time from the publication of the notice of admissibility of the tender offer and no later than the day of publication of the notice of the result of such tender offer or any competing offer or counter-offer, notify L’OREAL of the termination of all provisions of this Agreement, for the purpose of and subject to the notice of the success of the tender offer (or competing offer or counter-offer).
From the date that notice of termination of the Agreement is given by the ELF-AQUITAINE Group to L’OREAL, and although such termination is subject to the aforementioned condition, the ELF-AQUITAINE Group may freely Transfer, no later than on the day of the publication of notice of the result, all or part of its interest as from that notification, except to a pharmaceutical competitor.
If, on the day of publication of the notice of the result of the offer announcing the decision of the initiator not to continue the offer, the ELF-AQUITAINE Group was to hold an interest lower than the interest of L’OREAL by more than three (3) percent of the capital of SANOFI-SYNTHELABO, this Agreement would automatically become null and void.
(b)	L’OREAL may, within a period of one (1) month from the date of publication of the notice of success of a tender offer or any other competing offer or counter-offer, and in any case in which the ELF-AQUITAINE Group Transferred a portion of its interest, notify the ELF-AQUITAINE Group of the immediate termination of all provisions of this Agreement.

ARTICLE 12. NOTICES
12.1	All notices to be made in respect of this Agreement shall be made either by facsimile confirmed on the same day by registered mail with return receipt requested, by hand-delivered letter, or by registered mail with return receipt requested, and addressed to the attention of the Chairmen of the respective Parties, at the addresses indicated above.
12.2	The effective date of notices made by registered mail with return receipt requested shall be the date of receipt of the letter or, failing any, the date of the postman’s notice. The effective date of those made by hand-delivered letter shall be the date of delivery of the letter. The effective date of notices made by facsimile confirmed by registered mail with return receipt requested shall be the date of receipt of the facsimile, provided that the date of receipt of the registered mail confirming the facsimile is not more than two business days after the date of receipt of the facsimile.
12.3	The Parties shall notify one another of any change of address or addressee, under penalty of non-enforceability of the Agreement.

ARTICLE 13. PUBLICITY OF THE AGREEMENT

     The Parties undertake to jointly send this Agreement to the Conseil des Marchés Financiers pursuant to Article 356-1-4 of the French Law of July 24, 1966, within five (5) days following its effective date.

ARTICLE 14.   SEVERABILITY

     In the event that one or more provisions of this Agreement should be or become null and void, illegal, or invalid in any way whatsoever, the validity, legality or application of the other provisions of this Agreement shall not be affected or altered. The Parties undertake in such case to meet and negotiate in good faith to replace the provisions of this Agreement that may have become null and void, illegal, or invalid with a valid clause having a comparable or identical purpose.

ARTICLE 15.   SANCTIONS TO THESE OBLIGATIONS

     The undersigned acknowledge that any violation of the provisions of this Agreement may be sanctioned by the nullity of all transactions contrary to the provisions hereof, without prejudice to the awarding of damages.

ARTICLE 16.   GOVERNING LAW AND JURISDICTIONS

16.1	This Agreement shall be governed by French law.

16.2	Any dispute arising out of this Agreement shall be finally settled through arbitration. In case of dispute, the Party deciding to resort to arbitration shall provide notice thereof according to the notice procedure provided for in Article 11 by indicating the name of the arbitrator that it appoints.
The other Party will have an eight-day period from receipt of the notice referred to above in which to notify the Party having initiated the procedure of the name of the arbitrator that it appoints. Should the responding Party not appoint an arbitrator within the aforementioned period, the President of the Tribunal de Grande Instance of Paris, upon petition of the first Party to take action and ruling in summary proceedings, will appoint a second arbitrator.
The two arbitrators so appointed shall appoint a third arbitrator within fifteen (15) days following the day of appointment of the second arbitrator. Failing any agreement between the arbitrators on the name of a third arbitrator, the third arbitrator will be appointed by the President of the Tribunal de Grande Instance of Paris, upon petition of the first Party to take action and ruling in summary proceedings. The third arbitrator so appointed shall act as chairman of the Arbitration Court.
In case of incapacity or resignation of any of the arbitrators forming the Arbitration Court, that arbitrator shall be replaced according to the same method of appointment used for his or her appointment within one-month from such incapacity or resignation.
The arbitration shall take place in Paris. The award shall be issued within six months of the appointment of the third arbitrator.
The Arbitration Court’s ruling shall be final, the parties waiving any right to appeal through ordinary or extraordinary court proceedings against the arbitration award issued.
Done in Paris, on April 9, 1999

In three original copies

___________________________________	___________________________________
L’OREAL	ELF-AQUITAINE

___________________________________
VGF

APPENDIX 1

TERMS AND CONDITIONS OF THE PREEMPTION RIGHT

     The preemption right defined in Article 3 of the Agreement shall be implemented under the following conditions:

1.   Preemption procedure

1.1	The Party wishing to make a Transfer of all or part of its Covered Securities (the “Transferor”) shall notify the other Party (the “Beneficiary”) of its proposed Transfer; this notice shall include the nature and number of Covered Securities concerned, the price of the planned Transfer and, when known, the identity of the Transferee(s) of the Covered Securities and the persons controlling them, if any, and generally the clauses and conditions of the planned Transfer.
If the proposed Transfer is a Transfer of Covered Securities on the market, the notice shall also indicate the deadline provided for the completion of the proposed Transfer.
If the proposed Transfer is a transaction other than a sale, the notice shall describe the planned transaction.
If the proposed Transfer is a purchase commitment undertaken at a Party’s request by one or more investment service providers in charge of placing a block of Covered Securities held by the Party with investors unknown to that Party, the notice shall include a description of the terms and conditions of the Transfer.
Such notice shall be deemed to be an irrevocable offer to sell the Covered Securities whose Transfer is contemplated under the conditions indicated in the notice of the proposed Transfer (the “Sale Offer”) made by the Transferor in favor of the Beneficiary or any person the Beneficiary may substitute for itself pursuant to paragraph 1.3 below.
1.2	The Beneficiary shall then have a period of five business days from receipt of the Sale Offer to notify the Transferor of its decision to exercise its preemption right under the conditions provided for in the Sale Offer. The preemption may only be exercised with respect to all the Covered Securities offered by the Transferor, with no possibility of partial exercise.
1.3	The Beneficiary may substitute for itself, fully or partially, any person of its choice in the exercise of its preemption right, provided that the third party so proposed is approved by the Transferor; this approval may only be refused if such third party exercises an activity directly or indirectly competing with the Company or with the Transferor. In order to implement the provisions of this paragraph, the Beneficiary shall indicate, at the time that it provides notice of its intent to exercise its preemption right, pursuant to paragraph 1.2 above, the identity of the third party it wishes to substitute for itself (should the Beneficiary wish to make such a substitution), as well as the number of Covered Securities to be preempted by such third party. The Transferor shall have a period of two business days to notify the Beneficiary of its refusal to approve such third party, should it refuse approval. Failing any notice within this time-period, the Transferor shall be deemed to have approved the third party. In the event that the Transferor should refuse to approve the third party in accordance with the provisions of this paragraph, the Beneficiary shall exercise the full preemption right without the possibility of substitution.
1.4	Should the Transferor fail to receive a preemption notice relating to all the Covered Securities offered within the time-period referred to in paragraph 1.2 above, the Beneficiary shall be deemed to have waived its preemption right and the Transferor may freely make the Transfer of its Covered Securities offered, according to the same terms and conditions as those described in the Sale Offer.
If the proposed Transfer should be completed in a manner other than that provided for in the previous paragraph, that Transfer would be null and void automatically and the preemption procedure set forth in this Agreement would need to be repeated, if necessary.

In the event that the Transfer should not be completed by the Transferor within a one (1)-month period from the date of the Sale Offer, the Transferor would once again be bound by this Agreement in relation to the corresponding Covered Securities.
1.5	Should the preemption right be exercised, the resulting Transfer shall be made within ten (10) business days following the notice made to the Transferor pursuant to paragraph 1.2 above, except that such Transfer shall not take place within three (3) business days following such notice if the Beneficiary has indicated its wish to substitute for itself any third party, fully or partially. Should no Transfer be made within this period, exclusive of any failure of the Transferor to perform the formalities and diligence referred to in paragraph 1.5 below, the Transferor may freely Transfer the Covered Securities involved under the conditions of the Sale Offer.

The price of the Transfer of the Covered Securities shall be that referred to in the Sale Offer.
1.6	The Transfer of Covered Securities to the Transferee, or the Beneficiary or any person(s) designated by the Beneficiary in case of exercise of the preemption right, shall be made within the time periods mentioned above, and in compliance with the stock exchange regulations applicable at the time of the Transfer. Should the Transferor fail to perform the aforementioned formalities and diligence for the Transfer of the Covered Securities under the conditions described above, the Transfer of Covered Securities may not be made and the Transferor will be bound once again by this Agreement for the corresponding Covered Securities.
2.

Specific conditions for the exercise of the preemption right where no price is offered by the Transferee
In the case of a Transfer that takes the form of a contribution (apport), partial contribution of assets (apport partiel d’actif), exchange, gift, loan, merger or spin-off or any other form of Transfer that does not allow reliance on a price for the Covered Securities offered by a Transferee, the procedure described in Article 1 shall apply.

However, the price for the Covered Securities to be applied in the case of preemption shall be determined on the basis of the average of the first quoted market prices of the Covered Security concerned for each of the ten business days prior to the day on which the Sale Offer is sent.

The Parties agree that should payment for the Transfer be made by delivering exchange- listed securities to the Transferor, the price offered by the Transferee shall be deemed to be known and equal to the average of the first quoted market prices of the securities delivered to the Transferor for each of the ten business days prior to the day on which the Sale Offer is sent.

3.	Specific conditions for the exercise of the preemption right for tender offers
3.1	The Party (hereinafter referred to as the ‘‘Transferor’’) wishing to contribute all or part of its Covered Securities to a tender offer, an exchange offer, an alternative offer (offer alternative) or an exchange tender offer (transactions collectively referred to as ‘‘Tender Offer’’) for the Securities of the Company, shall notify the other Party (the ‘‘Beneficiary’’) of the number of Covered Securities it wishes to contribute to the Tender Offer, no later than five (5) business days from the date of publication of the notice of opening of the Tender Offer or, if the contribution is made in accordance with Article 2.2 of the Agreement, from the date on which the Beneficiary shall have consented to a contribution by the Transferor of its Covered Securities to the Tender Offer and informed the Transferor of the number of Covered Securities for which it wishes to exercise its preemption right.
Such notice will be deemed to be an irrevocable offer to sell the Covered Securities whose Transfer is contemplated to the Beneficiary at the price provided for in paragraph 4.4 below, subject to a competing or counter-offer, in which case the offer will automatically become null and void and the Party wishing to contribute all or part of its Covered Securities to such competing or counter-offer shall once again notify the other Party of its intention no later than two (2) business days after the date on which the SBF shall have published the notice of opening of the competing or counter-offer.
3.2	If the Beneficiary decides to exercise the preemption right, it shall notify the Transferor of its decision no later than five (5) business days before the closing date of the Tender Offer or, in case of competing or counter-

offer, two (2) days before the closing of that counter-offer. The preemption may relate to all or part of the Covered Securities offered by the Transferor.
Should the Transferor fail to receive notice of preemption relating to the Covered Securities offered within the time-period referred to in the previous paragraph, the Beneficiary will be deemed to have waived its preemption right to all the Covered Securities offered. If the preemption notice received by the Transferor relates to a portion of the Covered Securities offered, the Beneficiary will be deemed to have waived its preemption right to the portion of the Covered Securities offered and not preempted; it being specified that if the contribution to the Tender Offer is carried out pursuant to Article 2.2 of the Agreement, the exercise of the preemption right shall strictly relate to the number of Covered Securities indicated by the Beneficiary in accordance with Article 2.2.
The Transferor may then freely make the Transfer, as the case may be, of all of its Covered Securities offered or that part of its Covered Securities offered and not preempted, under the conditions of the Tender Offer. If within the period provided for by the Tender Offer, the Transferor does not contribute the Covered Securities concerned, it would once again become bound by this Agreement for the corresponding Covered Securities.
3.3	In the case of the exercise of the preemption right, the Transfer resulting therefrom shall take place within the four (4) final days of the Tender Offer period, at the time chosen by the Beneficiary or, in case of impossibility with respect to stock exchange regulations, no later than five (5) days following the publication of the notice of the Conseil des Marchés Financiers indicating the results of the Tender Offer, either by way of application or through an options contract recorded on the business day following the closing of the Tender Offer at the price indicated in Article 4.4 below, or through any other means in compliance with regulations applicable on the date of the Transfer.
If the Tender Offer should be unsuccessful, then the Transfer of Covered Securities made in favor of the Beneficiary through the exercise of its preemption right would be null and void automatically.
3.4	The preemption price of the Covered Securities will be determined as follows:
	–	in case of tender offer, exchange tender offer or alternative offer, it shall be the price of the Tender Offer or the competing or counter-offer, as the case may be;
	–	in case of exchange offer, it shall be equal to the average of the closing market prices for the shares offered in exchange during the last ten business days of the Tender Offer or competing or counter-offer, as the case may be.
12

APPENDIX 2
ORGANIZATION OF THE CONSULTATION PROCEDURE IN THE CASE OF DILUTION OF ELF-AQUITAINE’S AND/OR L’OREAL’S INTEREST IN THE COMPANY
1.	In the event that a proposed transaction, of any nature whatsoever, that would directly or indirectly result in a dilution of the interest of ELF-AQUITAINE and / or of L’OREAL in the Company’s capital should be brought to the knowledge of either of the Parties, the Parties shall meet, at the initiative of the first Party to take action, promptly and prior to any expression of an opinion on the proposed transaction by either of the Parties, in order to adopt a joint position.
2.	At that meeting, the consequences of the planned transaction for the consolidated accounting treatment of the interest of each of the two parties in the Company shall be examined in particular.
3.	If either of the Parties shall declare that the realization of the planned transaction would have the effect of preventing any accounting consolidation of the Company, it shall submit an explanatory memorandum to that effect prepared by its Statutory Auditors.
If the other Party requests it, such explanatory memorandum will be sent to its own Statutory Auditors for an opinion and in case of disagreement between the Parties’ Auditors, to a third party expert chosen by mutual consent. If both Parties agree thereto, the opinion of such third party expert may be requested without waiting for the opinion of one or both of the Parties’ Statutory Auditors.
In total, requesting the opinion(s) of the Statutory Auditors and / or the third party expert should not take more than fifteen (15) days from the first meeting, during which time the consultation procedure is suspended.
4.	The explanatory memoranda and opinions mentioned in paragraph 3 above must indicate why the completion of the planned transaction would or would not have the effect of preventing one of the Parties from carrying out any accounting consolidation of the Company and, in the first case, the maximum amount of interest likely to enable the continuation of an accounting consolidation of the Company by either of the Parties.
5.	If these opinions or that of the third party expert shall determine that it would be impossible for one or the other of the Parties to carry out any accounting consolidation, the Parties shall meet once again in order to jointly decide in good faith on any measures that appear most appropriate.
In this context, the Parties will examine the terms and conditions that would enable the Party who would lose the benefit of an accounting consolidation of its interest to be offered the possibility of supplementing its interest by the amount of Company securities that would enable it to carry on an accounting consolidation (in particular through acquisition from the other Party or a third party, through subscription of new shares from the Company under conditions defined with the Company, or through any other equivalent means).
Should it be impossible to find a reasonable method for enabling such Party to carry on the accounting consolidation of its interest in the Company, that Party may object to the completion of the transaction. The assessment of the reasonable character referred to above shall be made solely by the Party that bears the risk of losing the possibility of consolidating the interest it holds in SANOFI-SYNTHELABO, without the other Party being able to challenge the justification of that determination. In this case, both Parties shall express an unfavorable position during the Company’s Board of Directors meeting or extraordinary general shareholders’ meeting, as the case may be, that shall decide on the transaction.
13

L’OREAL
Mr. Lindsay OWEN JONES
Chairman
14, Rue Royale
75008 Paris

Paris La Défense, April 9, 1999

     Sir:

     In the context of the merger between SANOFI and SYNTHELABO, in order to create a French pharmaceutical group of international dimensions, ELF-AQUITAINE and L’OREAL have entered into a shareholders’ agreement to assure the stability of the shareholding of the new entity created from the merger-absorption of SANOFI and SYNTHELABO by SANOFI-SYNTHELABO, as well as for the exercise of a common policy vis-a `-vis SANOFI-SYNTHELABO, and have in this respect declared that they are acting in concert pursuant to Article 356-1-3 of the French Law of July 24, 1966.

     ELF-AQUITAINE and L’OREAL have also agreed to establish a Strategic Committee to study all decisions relating to the strategic and development orientations of SANOFI-SYNTHELABO, the implementation of a common policy within the Company, the acquisitions and transfers of interests and, more generally, any important decision for the Company.

     I confirm that, as agreed, this Strategic Committee will be composed of an equal number of representatives from L’OREAL and from ELF-AQUITAINE, chosen by each of them, with the total number of members of this Strategic Committee being determined by mutual consent between ELF-AQUITAINE and L’OREAL. The members of the Strategic Committee may be revoked and replaced at any time by the Party that appointed them.

     In case of the resignation or incapacity of a member of the Strategic Committee, that member shall be replaced promptly by a new representative appointed in the same manner as the resigning or incapacitated member.

     Considering the personal nature of the position held by the members of the Strategic Committee, no member of the Strategic Committee may be represented by another person.

     The Strategic Committee may, if it wishes, ask representatives of the Company to attend its meetings.

     The number and schedule of the meetings shall be set by mutual agreement between ELF-AQUITAINE and L’OREAL.

     Please indicate your consent to the foregoing by returning one of the two copies of this letter duly initialed and signed, with the handwritten phrase “consent given by” (“bon pour accord”) preceding your signature.

Yours truly,

___________________________________
ELF-AQUITAINE
Philippe JAFFRE
___________________________________
L’OREAL
Accepted
Lindsay OWEN JONES

L’OREAL
Mr. Lindsay OWEN JONES
Chairman
14, Rue Royale
75008 Paris

Paris La Défense, April 9, 1999

Sir:

     In the context of the merger between SANOFI and SYNTHELABO in order to create a French pharmaceutical group of international dimensions, ELF-AQUITAINE and L’OREAL have entered into a shareholders’ agreement to assure the stability of the shareholding of the new entity created as a result of the merger-absorption of SANOFI and SYNTHELABO by SANOFI-SYNTHELABO.

     I confirm that, as agreed, if the terms of the third paragraph of Article 11.3 (a) of the shareholders’ agreement should be applied, the parties agree to make all possible efforts to obtain a dispensation from the Conseil des Marchés Financiers allowing an exemption from the requirement to make a tender offer for the shares of SANOFI-SYNTHELABO, permitting in this way a continuation of the shareholders’ agreement should the dispensation be granted.

     Please indicate your consent to the foregoing by returning one of the two copies of this letter duly initialed and signed, with the handwritten phrase “consent given by” (“bon pour accord”) preceding your signature.

Yours truly,

___________________________________
ELF-AQUITAINE
Philippe JAFFRE
___________________________________
L’OREAL
Accepted
Lindsay OWEN JONES